

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010   December 16, 2008

George R. Aylward, Jr.
Chief Executive Officer
Virtus Investment Partners, Inc.
56 Prospect Street
Hartford, Connecticut 06102

> **Re:**   **Virtus Investment Partners, Inc.**
> **Amendment No. 3to Registration Statement on Form 10**
> **Filed December 15, 2008**
> **File No. 001-10994**

Dear Mr. Aylward:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 16

1. In the first risk factor, please discuss the specific impact the recent market events have had on the company, including the decrease in assets under management.

Critical Accounting Estimates, page 68

2. We note the expanded disclosure on page 69 describing how you applied a weighting of approximately 60% for the market-based multiple models and 40% for the discounted cash flow model. Since the market-based models using revenue and assets under management appear to be two separate models, please explain how these two models are weighted or considered to arrive at the value used for 60% of your valuation.

3. As you noted in your response to prior comment 14, disclosure in the table on page 73 needs to be completed.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc: Gary I. Horowitz, Esq.
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, New York 10017